EXHIBIT 99.1

Early Warning Release

All amounts in Canadian dollars unless otherwise stated.

BROOKFIELD, NEWS, June 08, 2020 (GLOBE NEWSWIRE) -- Brookfield Asset Management Inc. (“Brookfield”) (TSX: BAM.A, NYSE: BAM) reports that, through a subsidiary, it has entered into a subscription agreement with Superior Plus Corp. (“Superior”) for the purchase of US$260 million (approximately C$350 million) of newly created perpetual exchangeable Series 1 Preferred Stock (the “Preferred Stock”) of Superior Plus US Holdings Inc., a subsidiary of Superior, on a private placement basis (the “Transaction”).

The Preferred Stock may be exchanged, at Brookfield’s option, into common shares of Superior (“Common Shares”) at an exchange price of US$8.67 per Common Share. The exchange price of the Preferred Stock will be subject to adjustment from time to time in accordance with the terms of the Preferred Stock. The Preferred Stock will be entitled to vote on an as-exchanged basis on all matters on which holders of Common Shares vote, subject to a limit of 19.9%, unless Superior shareholder approval is obtained.

Immediately prior to entering into the Transaction, Brookfield and its affiliates owned no voting or equity securities in the capital of Superior. Upon completion of the Transaction, Brookfield and its affiliates will own 260,000 shares of Preferred Stock, representing approximately 15% of the then-outstanding Common Shares, assuming the exchange of the outstanding Preferred Stock owned or controlled by Brookfield and its affiliates for Common Shares.

Brookfield, through its subsidiary, has agreed to acquire the Preferred Stock for investment purposes.

This news release is issued under the early warning provisions of the Canadian securities legislation. An early warning report with additional information in respect of the foregoing matters will be filed and made available on the System for Electronic Document Analysis and Review (SEDAR) at www.sedar.com under Superior’s profile.

Superior’s head office is located at 401-200 Wellington Street West, Toronto, Ontario, M5V 3C7.

Brookfield Asset Management Inc. is a leading global alternative asset manager with over US$515 billion of assets under management across real estate, infrastructure, renewable power, private equity and credit. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world—including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors.

Brookfield Asset Management is listed on the New York and Toronto stock exchanges under the symbol BAM and BAM.A respectively.

For more information, please visit our website at www.brookfield.com or contact:

Communications & Media: Claire Holland Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investor Relations Linda Northwood Tel: (416) 359-8647 Email: linda.northwood@brookfield.com